 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-34873

CHINACACHE INTERNATIONAL HOLDINGS LTD.
(Translation of registrant’s name into English)

Courtyard 8, Zhuyuan Third Street, Zone 3,

Beijing Tianzhu Free Trade Zone, Shunyi District,

Beijing, 100000,China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 21, 2022, ChinaCache North America, Inc., our wholly owned subsidiary, entered into an Asset Transfer Agreement with Edgenext North America Corporation, pursuant to which ChinaCache North America, Inc. would transfer certain assets and a domain name to Edgenext North America Corporation for a total consideration of $3,494,800 and $72,600, respectively.

On October 21, 2022, ShenRong Technology (Hong Kong) Limited, our wholly owned subsidiary, entered into an Asset Transfer Agreement with Edgenext Technology Co., Limited, pursuant to which ShenRong Technology (Hong Kong) Limited would transfer certain assets to Edgenext Technology Co., Limited for a total consideration of HK$1,436,600.

On October 21, 2022, ChinaCache Networks (Hong Kong) Limited, our wholly owned subsidiary, entered into an Asset Transfer Agreement with Edgenext Technology Co., Limited, pursuant to which ChinaCache Networks (Hong Kong) Limited would transfer certain assets to Edgenext Technology Co., Limited for a total consideration of HK$ 1,145,900.

On October 21, 2022, ChinaCache Networks (UK) Limited, our wholly owned subsidiary, entered into an Asset Transfer Agreement with Legend Next (UK) Limited, pursuant to which ChinaCache Networks (UK) Limited would transfer certain assets to Legend Next (UK) Limited for a total consideration of £515,200.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2022	ChinaCache International Holdings Ltd.

	By:	/s/ Xiaoqiang Wei
	Name:	Xiaoqiang Wei
	Title:	Chief Executive Officer